SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                               Hooper Holmes, Inc.
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                                (Name of Issuer)


                          Common Stock, $.04 Par Value
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                         (Title of Class of Securities)


                                    439104100
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                                 (CUSIP Number)


                                 Basil P. Regan
                            c/o Regan Partners, L.P.
                         32 East 57th Street, 20th Floor
                                  NY, NY 10022
                            Telephone (212) 317-1640
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 12, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  439104100
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Basil P. Regan

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS

    PF and WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                    [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    1,572,700

8.  SHARED VOTING POWER

    3,446,453

9.  SOLE DISPOSITIVE POWER

    1,572,700

10. SHARED DISPOSITIVE POWER

    3,446,453

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,019,153

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.31%

14. TYPE OF REPORTING PERSON

    IN

CUSIP No.  439104100
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Regan Partners, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                    [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,446,453

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,446,453

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,446,453

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.02%

14. TYPE OF REPORTING PERSON

    PN

CUSIP No.   439104100
            ---------------------

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Item 1.  Security and Issuer.

     The name of the issuer is Hooper Holmes, Inc., a New York corporation (the "Issuer"). The address of the Issuer's offices is 170 Mt. Airy Road, Basking Ridge, NJ 07920. This schedule relates to the Issuer's Common Stock, $.04 Par Value (the "Shares").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Basil Regan and Regan Partners, L.P. (the "Partnership" and together with Basil Regan the "Reporting Persons"). The Reporting Persons' principal business address is located at 32 East 57th Street, 20th Floor, New York, New York 10022. Mr. Regan serves as the general partner of the Partnership and as the principal of the investment manager of Regan International Fund Limited (together with the Partnership, the "Funds"), each of which are entities that own a portion of the securities stated above. Basil Regan is a United States citizen.

     (d) The Reporting Persons have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date  hereof,  Basil  Regan  may be deemed  to  beneficially  own
5,019,153 Shares, and the Partnership may be deemed to beneficially own 3,446,453 Shares.

     The source of funds used to purchase the securities reported herein was Basil Regan's personal funds and the working capital of the Funds.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

-------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of Basil Regan's personal trading accounts and the Funds' accounts. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the members of the Issuer's Board of Directors as well as the Issuer's operations and strategic direction that, if effected, could result in, among other things:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7)  changes  in  the  Issuer's   charter,   by-laws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Basil Regan may be deemed to be the beneficial owner of 5,019,153 Shares, or 7.31% of the Shares and the Partnership may be deemed to be the beneficial owner of 3,446,453 Shares, or 5.02% of the Shares based on 68,634,587 Shares outstanding as reported on the Issuer's Form 10-Q filed on November 9, 2007.

     Basil Regan has the sole power to vote or direct the vote of 1,572,700 Shares to which this filing relates.

     Basil Regan shares the power to vote or direct the vote of 3,446,453 Shares to which this filing relates.

     Basil Regan has the sole power to dispose or direct the disposition of 1,572,700 Shares to which this filing relates.

     Basil Regan shares the power to dispose or direct the disposition of 3,446,453 Shares to which this filing relates.

     The Partnership has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     The Partnership shares the power to vote or direct the vote of 3,446,453 Shares to which this filing relates.

     The Partnership has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The Partnership shares the power to dispose or direct the disposition of 3,446,453 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Schedule B and were all effected in broker transactions.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Joint Filing Agreement
         Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         December 14, 2007
                                                     ---------------------------
                                                               (Date)




                                        REGAN PARTNERS, L.P.*

                                        By: /s/ Basil P. Regan
                                        ---------------------------------
                                                Basil P. Regan, General Partner



                                              /s/ Basil Regan*
                                       -------------------------------------
                                            Name: Basil Regan




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons hereby disclaim beneficial ownership over the shares reported on this Form 13D except to the extent of the Reporting Persons' pecuniary interest therein.

                                                                   Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D Amendment No. 1, dated December 14, 2007 relating to the Common Stock, $.04 Par Value, of Hooper Holmes, Inc. shall be filed on behalf of the undersigned.


                                                        December 14, 2007
                                                     ---------------------------
                                                               (Date)




                                        REGAN PARTNERS, L.P.*

                                        By: /s/ Basil P. Regan
                                        ---------------------------------
                                                Basil P. Regan, General Partner



                                              /s/ Basil Regan*
                                       -------------------------------------
                                            Name: Basil Regan

                                    Exhibit B
                           Transactions in the Shares
                           --------------------------


                                 Number of Shares
    Date of Transaction          Purchase/(SOLD)             Price of Shares
    -------------------          ---------------             ---------------


Transactions in Regan Partners, L.P.
------------------------------------

   10/31/07                           25,000                     2.2662
   10/31/07                           25,000                     2.286
   11/23/07                            3,000                     1.71
   11/26/07                            9,300                     1.6352
   11/27/07                           15,000                     1.5315
   11/28/07                           57,500                     1.5659
   11/29/07                           39,400                     1.5783
   11/30/07                           15,000                     1.5641
   11/30/07                           41,492                     1.5689
   12/11/07                           24,661                     1.5369
   12/12/07                           19,300                     1.6015


Transactions in Regan International Fund Limited
------------------------------------------------


   11/27/07                           15,000                     1.5495



SK 01394 0003 838718